Exhibit 99.2

Epidiolex® Expanded Access INDs Physician Reported Treatment Effect Data 17 June 2014 GW Pharmaceuticals

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Expanded Access Studies 3 Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials. Reliance on such information may lead to Phase 2 and 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex. Expanded access programs may provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit GW’s ability to obtain regulatory approval with labeling that GW considers desirable, or at all.

Treatment-resistant children and young adults (mean age 10.5 years) Epidiolex added to existing meds. Patients on average 2.7 other AEDs Clinical effect data presented on all 27 patients with 12 week data available: Wide range of treatment-resistant epilepsies Data includes all seizures (convulsive and non-convulsive) NYU – Dr Devinsky (n=18), UCSF – Dr Cilio (n=9) Additional analyses presented for largest sub-group - Dravet syndrome (n=9) Data presented on convulsive seizures only - FDA type of seizures for primary efficacy Treatment effect calculated consistent with FDA's recommended endpoint: % change in average 4 week seizure frequency throughout the 12 week treatment period compared with 4 week baseline Total safety database of 62 patients (35 additional patients from NY, SF and Boston who have yet to reach 12 weeks of treatment) Introduction Expanded Access IND Data 4

% of Patients All Patients with 12 Week Data (n=27) Responders - Total Seizures >= 50% Responder >= 70% Responder >= 90% Responder Seizure free at 12 weeks Seizure free data = seizure free at weeks 8-12 Total Seizures = Convulsive and Non-Convulsive 48% 41% 22% 15% (n=13) (n=11) (n=6) (n=4) 5

% of Patients All Patients with 12 Week Data (n=27) Response Rates – Total Seizures worse 0-24 % decrease 25-49 % decrease 75-100 % decrease 37% 11% 15% 15% 22% 50-74 % decrease (n=10) (n=3) (n=4) (n=4) (n=6) Total Seizures = Convulsive and Non-Convulsive 6

% Seizure Reduction mean median 44% 42% All Patients with 12 Week Data (n=27) % Reduction in Total Seizure Frequency FDA efficacy endpoint – average 4 week seizure frequency over 12 weeks vs baseline Total Seizures = Convulsive and Non-Convulsive 7

% of Patients >= 50% Responder >= 70% Responder >= 90% Responder Seizure free at 12 weeks Dravet Syndrome Patients (n=9) Responders - Total Convulsive Seizures FDA Assessment of Primary Efficacy in Dravet – Convulsive Seizures Only Seizure free data = seizure free weeks 8-12 56% 44% 33% 33% (n=5) (n=4) (n=3) (n=3) 8

% of Patients worse 0-24 % decrease 25-49 % decrease 75-100 % decrease 50-74 % decrease 33% 22% 22% 11% 11% Dravet Syndrome Patients (n=9) Response Rates - Convulsive Seizures FDA Assessment of Primary Efficacy in Dravet – Convulsive Seizures Only (n=3) (n=2) (n=2) (n=1) (n=1) 9

% Seizure Reduction mean median 52% 63% Dravet Syndrome Patients (n=9) % Reduction in Convulsive Seizures FDA efficacy endpoint – average 4 week seizure frequency over 12 weeks vs baseline FDA Assessment of Primary Efficacy in Dravet – Convulsive Seizures Only 10

Safety Data (62 patients, 122 patient months treatment) 81% (50 patients) reported any adverse event, 80% mild or moderate Most common AEs – all causes (10% or more of patients) - Somnolence 40% - Decreased appetite 11% - Fatigue 26% - Increased appetite 10% - Diarrhoea 16% No withdrawals due to AEs 1 withdrawal due to lack of clinical effect plus additional 2 patients being gradually withdrawn from treatment after 12 weeks due to lack of clinical effect Serious AEs reported in 7 patients (incl 1 death due to SUDEP). None deemed related to Epidiolex 11

Conclusions Promising signals of efficacy, especially in Dravet syndrome High proportion show >50% reduction in seizure frequency Seizure freedom in a portion of responders 80% of adverse events were mild or moderate; No withdrawals due to adverse events Data support decision to advance Epidiolex into formal development programs in pediatric epilepsy 12